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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended December 31, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

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FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Notice of Meeting and Record Date
3.	Notice of Extraordinary General Meeting
4.	Management Information Circular
5.	Instrument of Proxy
6.	Confirmation of Mailing

#

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA ANNOUNCES START OF DRILLING IN GUYANA

AND CHANGE OF DIRECTORS AND AUDITORS

Vancouver, B.C., December 15, 2003 - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) has approved funding for a drilling program in Southern Guyana with the intent to increase previously identified gold resources at the Marudi Mountain concession.

A first-phase US$250,000 program consisting of 2,500 metres of drilling will start early January 2004 and is expected to be concluded by March 2004. The program includes drilling, assaying and metallurgy work. Results are expected to be available by April 2004.

Through its 100% owned subsidiary, Romanex (Guyana) Inc., Vannessa holds a 12,500 acre license over one of Guyana's prolific gold mining areas. Diamond drilling has been done on only one of six prospective areas. A resource estimate was compiled by Kilborn Engineering Pacific in June 1995 on behalf of the previous owner of the property, Sutton Resources Ltd. The report is filed on SEDAR and the results were published by the Company in a previous news release dated April 8, 2002.

Using a 1 g/t gold cut-off, the total measured and indicated resource is 320,000 ounces at an average grade of 2.94 g/t gold and inferred resources of approximately 67,000 ounces at an average grade of 2.45 g/t gold. The historical estimate is relevant to the Company because the Company’s applications for mining and development permits were based on this information. Concurrent with these applications, an environmental study is in process.

Both the Marudi Mountain and the adjacent Paint Mountain hold the potential to host additional targets for drilling as evidenced by numerous historical production sites. All resource estimates to date were compiled from work done on Mazoa Hill, part of Marudi Mountain. Many potential hard-rock targets remain to be sampled and systematically drilled.

The planned sampling and drilling will ensure that substantial information will be gained which should increase the known hard rock potential of the area as well as the true metallurgical character of the ore.  A company-owned Longyear 38 drill is already on site. Personnel and equipment are being mobilized in preparation for the expected January start-up.

CHANGE OF DIRECTORS AND AUDITORS

Effective immediately, Mr. Lorne Gordon has resigned from the Board of Directors. Mr. Gordon will be replaced by Mr. John R. Morgan B.Sc. Mr. Morgan is a senior mining executive with over 25 years of experience in managing domestic and international mining operations.

In his most recent domestic position as V.P. and General Manager for Manalta Coal Ltd., Mr. Morgan was responsible for financial and operational performance of seven associated mines, 1,600 employees and production of 26 million tones of coal annually with approximately $550 million in revenue.

His latest international experience was in the position of V.P. Operations for a seven million tonnes/year coal operation in Venezuela, a joint venture between R.A.G. of Germany, Anglo Coal of South Africa and Petroleos de Venezuela.

The Company welcomes Mr. Morgan to the Board, where his practical experience in South America will fit in well with Vannessa’s future development plans for its diverse holdings in the area.

The Company has also approved the appointment of Ernst & Young as its auditors effective September 18, 2003. Most of the Company’s subsidiary audits are already being performed by Ernst & Young and the appointment as head office auditors will result in improved communication and timing for the Company’s audit requirements.

For further information: vvvinfo@vannessa.com or 1-888-339-6339.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits from which a company can economically and legally extract or produce.  We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-30462.

#

Computershare Trust Company of Canada

510 Burrard Street, Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.683.3694

December 18, 2003

To: All Applicable Commissions & Stock Exchanges AMENDED

Dear Sirs:

Subject: Vannessa Ventures Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Extraordinary

2. Class of Securities Entitled to Receive Notice : Common

3. Class of Securities Entitled to Vote : Common

4. CUSIP Number : 921941100

5. Record Date for Notice : December 17, 2003

6. Record Date for Voting : December 17, 2003

7. Beneficial Ownership Determination Date : December 17, 2003

8. Meeting Date : January 15, 2004

9. Meeting Location : Vancouver

10. Business : Non-Routine

Yours Truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel: 604.661.9479

Fax:604.683.3694

#

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA ANNOUNCES $1.75 MILLION PRIVATE PLACEMENT

December 19, 2003 - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781) announces that the Company has negotiated a brokered private placement of 2,500,000 Units of the Company at a price of $0.70 per Unit. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.77 per share for a period of 24 months.

Proceeds from the private placement will be used for exploration and development expenses on the Company's properties in Costa Rica and Guyana, as well as for general working capital.

This private placement is subject to acceptance by the securities regulatory authorities.

For further information: vvvinfo@vannessa.com or 1-888-339-6339.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

#

VANNESSA VENTURES LTD.

1710 – 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of the members of Vannessa Ventures Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, January 15, 2004, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To consider and, if thought fit, to pass an ordinary resolution increasing the number of common shares without par value which the Company is authorized to issue from 100,000,000 common shares without par value to 250,000,000 common shares without par value and altering the Company's Memorandum accordingly, as more fully set out in the information circular accompanying this notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 17th day of December, 2003.

BY ORDER OF THE BOARD

"Manfred Peschke"

MANFRED PESCHKE, President

#

VANNESSA VENTURES LTD.

1710 – 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

MANAGEMENT INFORMATION CIRCULAR

(As at December 17, 2003, except as indicated)

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Vannessa Ventures Ltd. (the "Company") for use at the extraordinary general meeting of members of the Company to be held on January 15, 2004 and at any adjournments thereof (the "Meeting").  The solicitation will be conducted primarily by mail but may be supplemented by telephone or other personal contact to be made by officers and employees of the Company without special compensation or by agents retained and compensated for that purpose.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the member’s proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A member ("shareholder") has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

SHARE CAPITAL

VOTING SHARES

The Company is authorized to issue 100,000,000 common shares without par value, of which 72,351,353 common shares were issued and outstanding as of December 17, 2003.  The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on the record date, December 17, 2003, will be entitled to receive notice of and vote at the meeting.  The Company has only one class of shares.

Each resolution to be voted on at the Meeting must be passed by a majority (50% + 1 vote) of the votes cast on the resolution.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Coril Holdings Ltd.(1)	36,657,776	50.6%

(1)

Coril Holdings Ltd. is controlled by Ron Mannix of Calgary, Alberta.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals comprised of the chief executive officer as at March 31, 2003 and the other four most highly compensated executive officers of the Company as at March 31, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").  The Company has one Named Executive Officer, the President and CEO.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option SAR's Granted (#)(1)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Manfred Peschke President & Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$113,220 $109,440 $111,166	300,000 250,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted during the most recently completed financial year to the Named Executive Officer.

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Manfred Peschke	300,000	17.8%	$0.95	$0.95	July 4, 2007

(1)

The options are exercisable on the date of grant, subject to regulatory and shareholder approval.

(2)

The exercise price of stock options is determined by the Board of Directors.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officer, the number of unexercised options held by the Named Executive Officer and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable / Unexercisable
Manfred Peschke	250,000	$100,000	300,000	Nil/Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this information circular.  The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Company did not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  However, the Company did grant stock options to the directors during the most recently completed financial year.  At the Company AGM, September 18, 2003 the Company adopted a stock option plan The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the Company (excluding the Named Executive Officer):

#

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Vern Hall Director	100,000	5.9%	$0.95	$0.95	July 4, 2002	July 4, 2007
George Chapel Director	100,000	5.9%	$0.95	$0.95	July 4, 2002	July 4, 2007
Lorne Gordon Director	100,000	5.9%	$0.95	$0.95	July 4, 2002	July 4, 2007
Erich Rauguth Director	300,000	17.8%	$0.95	$0.95	July 4, 2002	July 4, 2007
John Thomas Director	50,000	3.0%	$0.50	$0.58	December 13, 2002	December 13, 2007

(1)

The options generally become exercisable on the date of grant, subject to regulatory approval.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

The Company has entered into management contracts, with two private companies in which Directors of the Company have an interest, under which the companies have agreed to provide management services in Canada and South America to the Company at a fee of US$17,550.00 per month.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Increase of Authorized Capital

The Company's present authorized capital is 100,000,000 common shares without par value. The Company presently has 72,351,353 common shares outstanding, has a further 24,930,000 common shares issuable upon exercise of outstanding options and warrants and further shares it may elect to issue to maintain or exercise its rights under various property agreements.  In addition, the Company has ongoing financial obligations and insufficient cash flow to meet them and considers it must be able to sell shares of the Company to finance ongoing operations.  Accordingly, in order to provide sufficient authorized capital for future financings or other transactions, shareholders will be asked to approve a special resolution increasing the authorized capital of the Company as follows:

"BE IT RESOLVED, as an ordinary resolution that the Company increase the authorized share capital from 100,000,000 common shares without par value to 250,000,000 common shares without par value and that the Company's Memorandum be altered to reflect such increase to the form attached hereto and marked as Schedule "A"."

If the shareholders approve the above-noted proposed changes to the Company's authorized capital by a 50% + 1 majority of votes cast on the resolution, the Company's Memorandum will be altered to the form attached hereto and marked Schedule "A" so that the Memorandum, as altered, shall at the time of filing comply with the Company Act.

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The Board of Directors of the Company has approved the contents and sending of this Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstance in which it was made.

DATED this 17th day of December, 2003.

BY ORDER OF THE BOARD

___

Manfred Peschke,

President and Director

SCHEDULE "A"

MEMORANDUM

(AS ALTERED BY SPECIAL RESOLUTION DATED JANUARY 14, 2004)

1.

The name of the Company is "VANNESSA VENTURES LTD.".

1.

The authorized capital of the Company consists of TWO HUNDRED AND FIFTY MILLION (250,000,000) common shares without par value.

Proxy

EXTRAORDINARY GENERAL MEETING OF MEMBERS OF VANNESSA VENTURES LTD. (the "Company")

TO BE HELD AT

10th Floor – 595 Howe Street

Vancouver, B.C., V6C 2T5

ON THURSDAY, JANUARY 15, 2004, AT 10:00AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Manfred Peschke, a Director of the Company, or failing this person, George Chapel, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against

1.

To pass an ordinary resolution increasing the number of common shares without par value from 100,000,000 common shares without par value to 250,000,000 common shares without par value and to alter the Company's Memorandum accordingly.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

1.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

1.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

1.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON,  M5J 2Y1
Fax:  Within North America: 1-866-249-7775  Outside North America:  (416) 263-9524.

VANNESSA VENTURES LTD.
Suite 1710, 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1

Tel:  (604) 689-8927 / Fax:  (604) 689-8907

December 22, 2003

British Columbia Securities Commission 701 Georgia Street West, 9th Floor PO Box 10142 Pacific Centre Vancouver, British Columbia V7Y 1L2	Alberta Securities Commission 300 5th Avenue SW, 4th Floor Calgary, Alberta T2P 3C4
TSX Venture Exchange 650 West Georgia Street, Suite 2700 PO Box 11633 Vancouver, British Columbia V6B 4N9

Re:  Confirmation of Mailing

    Management Proxy Material – Extraordinary General Meeting – January 15, 2004

We confirm that on December 19, 2003, Vannessa Ventures Ltd. ("Vannessa") has sent by prepaid first class mail to all registered members of Vannessa as at the record date of December 17, 2003 the following documents:

1.

Notice of Meeting;

2.

Information Circular; and

3.

Instrument of Proxy.

We also confirm that this material has been distributed to intermediaries for distribution to beneficial owners in accordance with NI 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

Yours truly,

VANNESSA VENTURES LTD.

Per: “Mark Peschke”

Mark Peschke
Officer Manager